Extraordinary Report
December 24, 2015

(TRANSLATION)

The Bank of Yokohama, Ltd.

Note for readers of this English translation
On December 24, 2015, The Bank of Yokohama, Ltd. (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Company’s shareholders’ voting results for proposals acted upon at the Extraordinary General Meeting of Shareholders held on December 21, 2015 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report

Given that resolutions were made for the proposals to be acted upon at the Extraordinary General Meeting of Shareholders held on December 21, 2015 (the “Meeting”), The Bank of Yokohama, Ltd. (the “Company”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters reported
(1)	Date of the General Meeting of Shareholders
Monday, December 21, 2015

(2)	Details of the Matters Resolved
Proposal 1: Approval of the Share Transfer Plan with The Higashi-Nippon Bank, Limited
Proposal 2: Partial Amendments to the Articles of Incorporation

(3)
Number of voting rights that were exercised as the manifestation of the intention of approval, disapproval or abstention for the proposals to be resolved; fulfillment of the requirement for adoption thereof; and resolution results thereof

	Approved	Disapproved	Abstained	Approval Rate	Resolution Result
Proposal 1	997,559	1,581	1,827	98.0%	Approved
Proposal 2	999,111	364	1,827	98.2%	Approved
(Notes)	1.
The requirement for adoption of Proposal 1 and Proposal 2 is two-thirds or more of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one-third or more of the voting rights of the shareholders who are entitled to exercise their voting rights are present.

2.
The approval rate represents the ratio of the number of affirmative voting rights to the number of voting rights of the shareholders present (total of those exercised prior to the meeting and at the meeting [including those of the shareholders who have left the room before the conclusion of the meeting]).

(4)	Reason why a portion of the voting rights of the shareholders present at the meeting was not included in the number of voting rights.
The total number of voting rights exercised by the date immediately before the date of the meeting and the number of voting rights of a portion of the shareholders present whose intention of approval or disapproval of each proposal were confirmed were sufficient to satisfy the requirement for adoption of Proposal 1 and Proposal 2 and resolutions were legally adopted pursuant to the Companies Act. Therefore, the number of shareholder’s voting rights present at the meeting whose intention of approval, disapproval or abstention was not confirmed has not been included in the calculation.

End